March 27, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Gorsky
Joe McCann

Re:	Clearmind Medicine Inc.

Draft Registration Statement on Form F-1

Submitted on February 21, 2023

Filed February 3, 2023

CIK No. 0001892500

Ladies and Gentlemen

On behalf of Clearmind Medicine Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 6, 2023, relating to the above referenced Registration Statement on Form F-1 (CIK No. 0001892500) submitted by the Company on February 21, 2023 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR a revised Registration Statement on Form F-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Draft Registration Statement on Form F-1, submitted on February 21, 2023

Cover Page

1.	Please revise your disclosure to include all of the information that is required by Item 501(b)(8)(iii) of Regulation S-K, including the date that the offering will end. Additionally, we note your disclosure that the placement agent expects to deliver the Common Shares on or about a certain date. Please disclose whether this offering will end in a single closing.

Response: In response to the Staff’s comment, the Company has revised the cover page to include all of the information that is required by Item 501(b)(8)(iii) of Regulation S-K, including the date that the offering will end. The Company respectfully notes that the offering will terminate on the first date that the Company enters into a placement agent agreement to sell the securities being registered under the Registration Statement and that the securities are expected to be issued in a single closing. The Company further notes that it expects that the offering will close on April 6, 2023 but the offering will be terminated by May 7, 2023, provided that the closing of the offering has not occurred by such date, and may not be extended.

2.	Please revise the heading to reflect that you are also offering 4,054,100 Common Shares underlying the Common Warrants.

Response: In response to the Staff’s comment, the Company has revised the cover page to reflect that the Company is also offering the Common Shares underlying each of the Common Warrants and Pre-Funded Warrants. Such number has been amended from up to 4,054,100 Common Shares underlying each of the Common Warrants and Pre-Funded Warrants to 4,225,400 Common Shares underlying each of the Common Warrants and Pre-Funded Warrants.

Please contact me at (312) 364-1633 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form F-1.

Sincerely,

/s/ David Huberman

cc: Adi Zuloff-Shani, Chief Executive Officer